SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACCRETIVE HEALTH, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00438V103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS J. Michael Cline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 127,825 (1)
	6	SHARED VOTING POWER 7,235,061 (2)
	7	SOLE DISPOSITIVE POWER 127,825 (1)
	8	SHARED DISPOSITIVE POWER 7,235,061 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,362,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 67,747 shares of Common Stock (as defined below) issuable upon the exercise of options held by Mr. Cline (as defined below) that are exercisable within 60 days of December 31, 2012.
(2)	Includes (i) 7,216,016 shares of Common Stock held directly by JMC (as defined below); Mr. Cline is the trustee of the Trust (as defined below), which is the general partner of JMC, and may be deemed to share voting and investment power with respect to the Common Stock held by JMC, and (ii) 19,045 shares of Common Stock held directly by Accretive Associates SBIC, LLC, of which Mr. Cline is the managing member.
(3)	The calculation of the percentage is based on (i) 97,266,838 shares of Common Stock outstanding as of November 1, 2012 based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2012 and (ii) 67,747 shares of Common Stock issuable upon the exercise of options held by Mr. Cline that are exercisable within 60 days of December 31, 2012.

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS JMC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,216,016 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,216,016 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,216,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	These shares of Common Stock are held directly by JMC. Mr. Cline is the trustee of the Trust, which is the general partner of JMC, and each of Mr. Cline and the Trust may be deemed to share voting and investment power with respect to the Common Stock held by JMC.
(2)	The calculation of the percentage is based on 97,266,838 shares of Common Stock outstanding as of November 1, 2012 based on the Issuer’s Form 10-Q filed with the SEC on November 8, 2012.

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS J. Michael Cline Revocable Trust dated December 30, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,216,016 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,216,016 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,216,016
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	These shares of Common Stock are held directly by JMC. The Trust is the general partner of JMC and may be deemed to share voting and investment power with respect to the Common Stock held by JMC.
(2)	The calculation of the percentage is based on 97,266,838 shares of Common Stock outstanding as of November 1, 2012 based on the Issuer’s Form 10-Q filed with the SEC on November 8, 2012.

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 5 of 8 Pages

Preliminary Note: This Amendment No. 2 to Schedule 13G amends and supplements the Schedule 13G initially filed by Mr. Cline and JMC on February 8, 2011, as amended by Amendment No. 1 thereto filed on February 14, 2012 (the “Schedule 13G”), with respect to the Common Stock, par value $0.01 per share, of Accretive Health, Inc. Except to the extent amended or supplemented by the information contained in this Amendment No. 2, the Schedule 13G, as amended as provided herein, remains in effect.

Item 1(a).	Name of Issuer.

Accretive Health, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

401 North Michigan Avenue, Suite 2700 Chicago, Illinois 60611

Item 2(a).	Name of Person Filing.

This statement is being filed by J. Michael Cline (“Mr. Cline”), JMC Holdings, L.P., a Delaware limited partnership (“JMC”), and the J. Michael Cline Revocable Trust dated December 30, 2005, a trust organized under the laws of the state of Connecticut (the “Trust” and together with Mr. Cline and JMC, each a “Reporting Person” and, collectively, the “Reporting Persons”). See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Due to their relationships with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act with respect to their beneficial ownership of the shares of Common Stock reported herein. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

Item 2(b).	Address of Principal Business Office.

The principal business address of the Reporting Persons is c/o Accretive, LLC, 51 Madison Avenue, 31st Floor, New York, New York 10010.

Item 2(c).	Citizenship.

Mr. Cline is a citizen of the United States of America.

JMC is organized under the laws of the State of Delaware.

The Trust is organized under the laws of the State of Connecticut.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

00438V103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 6 of 8 Pages

Item 4.	Ownership.

	Amount Beneficially		Percent of		Power to Vote				Power to Dispose
Reporting Person	Owned		Class		Sole		Shared		Sole		Shared

Mr. Cline	7,362,886	(1)(2)	7.6	%(3)	127,825	(1)	7,235,061	(2)	127,825	(1)	7,235,061	(2)
JMC	7,216,016		7.4	%(4)	- 0 -		7,216,016	(5)	- 0 -		7,216,016	(5)
Trust	7,216,016		7.4	%(4)	- 0 -		7,216,016	(5)	- 0 -		7,216,016	(5)

(1)	Includes 67,747 shares of Common Stock issuable upon the exercise of options held by Mr. Cline that are exercisable within 60 days of December 31, 2012.
(2)	Includes (i) 7,216,016 shares of Common Stock held directly by JMC and (ii) 19,045 shares of Common Stock held directly by Accretive Associates SBIC, LLC, of which Mr. Cline is the managing member.
(3)	The calculation of the percentage is based on (i) 97,266,838 shares of Common Stock outstanding as of November 1, 2012 based on the Issuer’s Form 10-Q filed with the SEC on November 8, 2012 and (ii) 67,747 shares of Common Stock issuable upon the exercise of options held by Mr. Cline that are exercisable within 60 days of December 31, 2012.
(4)	The calculation of the percentage is based on 97,266,838 shares of Common Stock outstanding as of November 1, 2012 based on the Issuer’s Form 10-Q filed with the SEC on November 8, 2012.
(5)	Includes 7,216,016 shares of Common Stock held directly by JMC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2013	/s/ J. Michael Cline
J. Michael Cline

JMC Holdings, L.P.

	By:	J. Michael Cline Revocable Trust dated December 30, 2005, its General Partner

		By:	/s/ J. Michael Cline
		Name:	J. Michael Cline
		Title:	Trustee

J. Michael Cline Revocable Trust dated December 30, 2005

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Trustee

SCHEDULE 13G/A

CUSIP No. 00438V103	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of the common stock of Accretive Health, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

February 13, 2013	/s/ J. Michael Cline
J. Michael Cline

JMC Holdings, L.P.

	By:	J. Michael Cline Revocable Trust dated December 30, 2005, its General Partner

		By:	/s/ J. Michael Cline
		Name:	J. Michael Cline
		Title:	Trustee

J. Michael Cline Revocable Trust dated December 30, 2005

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Trustee